June 21, 2022

Via EDGAR

Peter McPhun, Accountant, Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Impac Mortgage Holdings, Inc.
Form 10-K for the Year Ended December 31, 2021
Filed March 11, 2022
File No. 001-14100

Dear Mr. McPhun

This letter sets forth the response of Impac Mortgage Holdings, Inc., a Maryland corporation (we, us, our or the Company), to the comment letter dated June 8, 2022 from the Division of Corporation Finance (the Staff) of the United States Securities and Exchange Commission (SEC) providing comments (the Comments) on the Company’s Form 10-K for the year ended December 31, 2021 (the 2021 Form 10-K). For convenience of reference, the Staff’s Comments are reprinted below in bold, and are followed by the response of the Company.

Form 10-K filed March 11, 2022

Item 7. Management discussion and analysis of financial condition and results of operations

Non-GAAP financial measures, page 29

1.	COMMENT: We note your disclosure of core (loss) earnings before tax. This non-GAAP measure includes adjustments for various changes in fair value of financial assets and liabilities such as mortgage servicing rights, long-term debt, and net trust assets. As a residential mortgage lender which originates, sells and services residential mortgage loans, it appears such fair value adjustments are central to the nature of your business operations. Please tell us how you determined it was appropriate to label such a measure as "core" earnings. In addition, please tell us and expand upon your existing disclosures to further describe the usefulness of and how management utilizes this measure to assess performance.

RESPONSE: Management respectfully believes that the fair value adjustments excluded from core (loss) earnings, as discussed more fully below, are exclusions which are not central to the Company’s current business operations and provide investors with additional detail to enhance their understanding and ability to compare the underlying performance of the Company's core business, which is mortgage lending, across multiple periods.

United States Securities and Exchange Commission

June 21, 2022

Long-term debt and net trust assets are the two components of our legacy long-term mortgage portfolio. The legacy long-term mortgage portfolio primarily consists of residual interests in the securitization trusts reflected as trust assets and liabilities in our consolidated balance sheets that hold non-conforming mortgage loans originated between 2002 and 2007, when the Company was a Real Estate Investment Trust (REIT). To support the growth of the REIT, in 2005 the Company issued long-term debt (originally as trust preferred securities and subsequently exchanged for “junior subordinated notes”) which are also included in the long-term mortgage portfolio. Since 2007, we have not added any mortgage loans to our long-term mortgage portfolio. In calculating core earnings, the Company excludes changes in fair value associated with the long-term debt and net trust assets, as these items are not integral to the Company's core business operations, as they were part of the legacy REIT. The Company has not undertaken activities to expand upon the long-term portfolio since 2007. In addition, during the first quarter of 2022, the Company sold the legacy net trust assets but will continue to carry the junior subordinated notes (carried on the balance sheets as long-term debt) from the long-term mortgage portfolio. The fair value marks associated with both the long-term debt and net trust assets makes period-over-period comparisons that include these amounts difficult in assessing the Company’s core operating results.

As a residential mortgage lender our primary focus is to originate and sell residential mortgage loans. Although we have a small mortgage servicing portfolio, we do not purchase mortgage servicing nor do we have a correspondent division that would capitalize purchased mortgage servicing. The retention of servicing for us is more episodic in nature, as we do not have the capital nor liquidity necessary to invest in the purchase of servicing, nor undertake mortgage servicing in appropriate scale. Additionally, we do not have the capital markets expertise to effectively manage and hedge the asset in times of significant market dislocation, which was why we sold the majority of our mortgage servicing during 2018 and have since sold the predominance of our originations servicing released. As a result, we exclude from change in fair value of MSRs and related hedging gains and losses, if any, as this represents a non-cash non-realized adjustment to our total revenues, reflecting changes in assumptions including discount rates and prepayment speed assumptions, mostly due to changes in market interest rates, which is not indicative of our performance or results of operations. We feel this exclusion provides a better comparison for period-over-period core earnings for our mortgage lending business.

United States Securities and Exchange Commission

June 21, 2022

In future filings, we intend to enhance our current non-GAAP disclosure with the following italicized components below, “To supplement our consolidated financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (GAAP), we use the following non-GAAP financial measures: core (loss) earnings before tax and diluted core (loss) earnings per share before tax. Core (loss) earnings and diluted core (loss) earnings per share are financial measurements calculated by adjusting GAAP net (loss) earnings before tax to exclude certain non-cash items, such as fair value adjustments and mark-to-market of mortgage servicing rights (MSRs), and legacy non-recurring expenses. We believe core (loss) earnings provides useful information to investors regarding our results of operations as it assists both investors and management in analyzing and benchmarking the performance and value of our core business of mortgage lending over multiple periods. Core (loss) earnings facilitates company-to-company operating performance comparisons by backing out potential non-cash differences caused by variations in hedging strategies and changes in valuations for long-term debt and net trust assets, which may vary for different companies for reasons unrelated to operating performance, as well as certain historical cost (benefit) items which may vary for different companies for reasons unrelated to operating performance. These non-GAAP financial measures are not intended to be considered in isolation and should not be a substitute for net (loss) earnings before income taxes, net (loss) earnings or diluted (loss) earnings per share (EPS) or any other operating performance measure calculated in accordance with GAAP, and may not be comparable to a similarly titled measure reported by other companies. The tables below provide a reconciliation of net (loss) earnings before tax and diluted (loss) earnings per share to non-GAAP core (loss) earnings before tax and per share non-GAAP core (loss) earnings before tax:”

Should you have any questions or require any additional information, please contact the undersigned at 949-475-4970 or by email at Jon.Gloeckner@impacmail.com.

Sincerely,

By:	/s/ Jon Gloeckner
Name:	Jon Gloeckner
Title:	SVP Treasury & Financial Reporting

CC:	Joseph Joffrion, SVP General Counsel